1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This report on Form 6-K contains “forward-looking statements”, as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “consider”, “depends”, “estimate”, “expect”, “intend”, “plan”, “project” and similar expressions, or that certain events, actions or results “will”, “may”, “might”, “should” or “could” occur, be taken or be achieved.

     Forward-looking statements in this report on Form 6-K include, but are not limited to, statements related to our plan to invest in the joint venture with Earthlink Inc. through our wholly-owned subsidiary.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks and uncertainties associated with our business include, but are not limited to, risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks; reliance on third parties to implement certain plans and other risks and uncertainties that are more fully described under the heading “Key Information — Risk Factors” beginning on page 11 of our annual report on Form 20-F filed with the United States Securities and Exchange Commission on June 1, 2004. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

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Joint Venture with Earthlink Inc.

In the report on Form 6-K that was filed on February 7, 2005, SK Telecom Co., Ltd. (“SK Telecom”) announced its plan in its report (the “Original Report”) filed with the Financial Supervisory Services (“FSS”) to set up a joint venture with Earthlink Inc. to launch cellular voice and data services across the U.S. under a partial MVNO, or partial mobile virtual network operator system.

In connection with setting up of such joint venture, SK Telecom announced on February 25, 2005 in its report filed with the FSS to supplement the Original Report that its investment in such joint venture would be made through a wholly-owned subsidiary to be organized for that purpose under the name of SK Telecom USA Holdings, Inc. (the “Subsidiary”). SK Telecom plans to invest USD 220,000,000 to the joint venture through the Subsidiary.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.
By:	/s/ Sung Hae Cho
	Name:	Sung Hae Cho
	Title:	Vice President

Date: March 24, 2005

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